    As filed with the Securities and Exchange Commission on November 14, 1995

                                               Registration Number 33-
------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                         ______________________________

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                         ______________________________

                             CST ENTERTAINMENT, INC.
             (Exact name of Registrant as specified in its charter)

          Delaware                                        13-2614435
(State or other jurisdiction                         (I.R.S. Employer
of incorporation or organization)                    Identification No.)
                         _______________________________

                            5901 Green Valley Circle
                                    Suite 400
                         Culver City, California  90230
                                 (310) 417-3444
               (Address, including zip code, and telephone number,
        including area code, of Registrant's principal executive offices)
                         _______________________________

STEPHEN S. STRICK, ESQ.                                Copies to:
CST Entertainment, Inc.                           ROBERT S. BARRY, JR., ESQ.
5901 Green Valley Circle                          Loeb and Loeb
Suite 400                                         1000 Wilshire Boulevard
Culver City, California  90230                    Suite 1800
(310) 417-3444                                    Los Angeles, California  90017
(Name, address, including zip code,
and telephone number, including
area code, of agent for service)

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
                                                                            --

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/
                                                       --

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
/ /
--   -------------------

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                        --   ---------------

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                                 --

                         CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

                                        Proposed    Proposed
                                        Maximum     Maximum
                           Amount       Aggregate   Aggregate       Amount of
Title of Shares            to be        Price Per   Offering     Registration
to be Registered         Registered     Share(1)(2) Price(1)          Fee
-----------------------------------------------------------------------------
Common Stock,
  $.15 par value          1,500,000     $.91        $1,365,000    $273.00
   per share

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------


(1)Estimated solely for the purpose of determining the registration fee.

(2)Pursuant to Rule 457 under the Securities Act of 1933, the proposed maximum offering price per share with respect to such shares has been computed based upon the average of the high and low prices of the Common Stock on November 8, 1995, as traded on the American Stock Exchange.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             CST ENTERTAINMENT, INC.


          This Prospectus relates to 1,500,000 shares of Common Stock, par value $0.15 per share ("Common Stock"), of CST Entertainment, Inc. (the "Company") which may be offered for sale from time to time by Merrill Lynch Phoenix Fund, Inc. ("Phoenix Fund"), M&A Investments, Inc. ("M&A"), and Jefferies & Company, Inc. ("Jefferies"). See "Selling Stockholders." The shares to which this Prospectus relates include 900,000 currently outstanding shares of Common Stock held by Phoenix Fund, 500,000 currently outstanding shares of Common Stock held by M&A, and 100,000 currently outstanding shares of Common Stock held by Jefferies.

          The Company will not receive any of the proceeds from the sale of the Common Stock offered hereby (hereinafter, the "Securities"). The Company has agreed to pay all of the expenses of the offering of the Securities, estimated to be approximately $36,000.

          See "Risk Factors" for a discussion of certain risk factors that should be considered by prospective investors in the Securities offered hereby.

          The Common Stock is listed on the American Stock Exchange (Symbol:
CLR). The reported closing sale price of the Common Stock on November 8, 1995 was $.94 per share. Prospective investors should obtain the most recent available price quotations prior to any purchase of Common Stock.


                         ______________________________

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSIO NOR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
      ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.

                         ______________________________


                The date of this Prospectus is November 14, 1995

                              AVAILABLE INFORMATION

          The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

          The Company has filed a Registration Statement on Form S-3 (the "Registration Statement"), of which this Prospectus is a part, with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus omits certain information and exhibits included in the Registration Statement, copies of which may be obtained upon payment of a fee prescribed by the Commission or may be examined free of charge at the principal office of the Commission in Washington, D.C. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement.

          The Common Stock is listed on the American Stock Exchange (Symbol:
CLR), and reports and information concerning the Company can be inspected at such exchange, 86 Trinity Place, New York, New York 10006.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The following documents heretofore filed by the Company with the Commission are by this reference incorporated in and made a part of this
Prospectus:  (i) the Annual Report on Form 10-K for the fiscal year ended
June 30, 1995, including the portions of the Company's proxy statement dated October 25, 1995 relating to its 1995 Annual Meeting of Stockholders incorporated by reference in such Report, and (ii) all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the filing of a post-effective amendment which indicates that all Securities offered hereby have been sold or which deregisters all Securities then remaining unsold. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

          Copies of all documents which are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents or into this Prospectus) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon a written or oral request to CST Entertainment, Inc., Attention: General Counsel, 5901 Green Valley Circle, Suite 400, Culver City, California 90230, telephone number (310) 417-3444.

                                   THE COMPANY

          The Company's principal executive offices are located at 5901 Green Valley Circle, Suite 400, Culver City, California 90230, and its telephone number is (310) 417-3444.

                                  RISK FACTORS

          Prospective investors should consider carefully, in addition to the other information contained in and incorporated into this Prospectus, the following factors before purchasing the Securities offered hereby.

HISTORY OF OPERATING LOSSES; ACCOUNTANT'S REPORT WITH GOING CONCERN DISCLOSURE

          The Company has not yet attained operating profitability. The Company's statements of operations for the fiscal year ended June 30, 1995 ("Fiscal 1995") and for the fiscal year ended June 30, 1994 ("Fiscal 1994") reflect net operating losses of $1,459,944 and $1,892,848, respectively. The Fiscal 1994 results are primarily attributable to the operation of the Company's colorization facility at less than optimum capacity in the first half of Fiscal 1994 as the Company lacked a sustainable backlog of business. In the second half of Fiscal 1994, the Company expanded its operations to thirty-two work stations on three eight-hour shifts, as compared to approximately twenty-three work stations on two eight-hour shifts in the first half of Fiscal 1994. As a result of such expansion, during all of Fiscal 1995, the Company operated, and is currently operating, its colorization facility at full capacity.

          The Company has experienced significant negative cash flows from operations for the past three years. The Company's independent accountant's report on the Company's financial statements for Fiscal 1995 includes an explanatory paragraph which states that the Company has suffered significant recurring losses and negative cash flows from operations and has negative working capital of $226,976 at June 30, 1995, which, among other factors, raises substantial doubt about its ability to continue as a going concern. Said independent accountant's report further states that the financial statements do not include any adjustments that might result from the outcome of this uncertainty.

          The Company raised $847,491 through unregistered sales of Common Stock in Fiscal 1995, and as of October 31, 1995, the Company believed it had a firm backlog of approximately $4.2 million, over half of which is expected to be realized in revenues in Fiscal 1996. Also as of September 1995, the Company was in negotiations for over $20 million of production work, a portion of which is expected to be realized in revenues in Fiscal 1996; of that $20 million, approximately $3 million was being worked upon in production as of October 31, 1995. There can be no assurance that the negotiations for the remaining production work will be consummated, or if consummated that the Company will recognize revenues therefrom in Fiscal 1996 or at all. As of September 1994, the Company had verbal indications of $10 million of production work, of which approximately $3 million in revenues was realized in Fiscal 1995. Should the Company be successful in obtaining the contracts currently under negotiation, the Company anticipates cash flows from operations to be positive over the next twelve months. The Company's ability to achieve a profitable level of operations is dependent in large part upon the successful attainment of contracts currently in negotiation. There can be no assurance that revenues will increase significantly in the future or that the Company will ever achieve profitable operations.

                              SELLING STOCKHOLDERS

          All of the Securities offered hereby are held by Phoenix Fund, Jefferies and M&A (collectively, the "Selling Stockholders"). The Securities include an aggregate of 900,000 shares that are currently outstanding and held by Phoenix Fund, 100,000 shares that are currently outstanding and held by Jefferies, and 500,000 shares that are currently outstanding and held by M&A.

          Phoenix Fund has advised the Company that prior to this offering, it held 2,525,000 shares of Common Stock, constituting 9.4% of the outstanding shares of Common Stock. After completion of this offering, assuming the sale of all of the shares of Common Stock offered hereby, Phoenix Fund will hold 1,625,000 shares of Common Stock, which will constitute 6.4% of the shares of Common Stock.

          Jefferies acquired its shares offered hereby as compensation for investment banking services rendered by Jefferies on behalf of the Company. Jefferies has advised the Company that prior to this offering, it held 100,000 shares of Common Stock, constituting less than 1% of the outstanding shares of Common Stock.

          The Company obtained short term financing from M&A pursuant to a Promissory Note, dated July 19, 1995 (the "Note"), made by the Company and its subsidiaries, CST Featurizations, Inc. and CST Computoons, Inc., in favor of M&A in the amount of $500,000. In connection with the execution of the Note, the Company granted M&A the right to convert (the "Conversion Rights") any portion of the Note into shares of Common Stock. The exercise price of the Conversion Rights is $.50 per share. M&A acquired the shares of Common Stock offered hereby upon exercise of its Conversion Rights with respect to $250,000 of the obligations under the Note. M&A has advised the Company that prior to this offering, it held 500,000 shares of Common Stock, or 1.9% of the outstanding shares of Common Stock. After completion of this offering, assuming the sale of all of its shares offered hereby, M&A will hold no shares of Common Stock, except that M&A will continue to hold Conversion Rights with respect to the remaining obligations under the Note, and has warrants to purchase 750,000 shares of Common Stock; the shares underlying the remaining Conversion Rights and the warrants are not being offered hereby.
Abbey J. Butler, a director of the Company, is also a director of M&A. He is also the co-chairman of the board of directors and co-chief executive officer of FoxMeyer Health Corporation, which wholly owns M&A, and, directly and together with another individual who is not affiliated with the Company, beneficially owns approximately 24% of the issued and outstanding shares of FoxMeyer Health Corporation.

          Each Selling Stockholder may offer shares of Common Stock from time to time in one or more transactions on the American Stock Exchange, which may involve brokers or dealers, or in private transactions. The Company has not entered into any agreement, arrangement or understanding with brokers or dealers regarding the shares of Common Stock that may be offered hereby prior to the effective date of the Registration Statement of which this Prospectus forms a part, and the Selling Stockholders have advised the Company that they have not entered into any such agreement.

                                  LEGAL OPINION

          The validity of the Common Stock being offered hereby will be passed upon for the Company by Stephen S. Strick, its Senior Vice President, General Counsel and Secretary. Mr. Strick does not currently hold any shares of Common Stock, but prior to this offering, he owned unexercisable options to purchase 40,000 shares of Common Stock and exercisable options to purchase 20,000 shares of Common Stock. The exercise price of Mr. Strick's options is $1.00 per share of Common Stock.

                                     EXPERTS

          The financial statements and schedule which are included and incorporated by reference in the Company's Annual Report on Form 10-K for Fiscal 1995 (which contains an explanatory paragraph regarding uncertainties as to the Company's ability to continue as a going concern) and which are incorporated herein by reference, have been audited by BDO Seidman, LLP, independent certified public accountants. The financial statements referred to above have been incorporated by reference in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

                       INDEMNIFICATION FOR SECURITIES ACT
                                   LIABILITIES

          Article 8 of the Company's Restated Certificate of Incorporation provides that a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for breach of the duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law (the "DGCL"), or (iv) for any transaction for which a director derives an improper personal benefit. In addition, Article 6 of the Company's Restated Certificate of Incorporation also provides that the Company shall indemnify, to the fullest extent permitted by
Section 145 of the DGCL, all directors and officers whom the Company may indemnify pursuant thereto.

          Insofar as indemnification of liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

          The following is an itemized statement of expenses incurred in connection with this Registration Statement. All such expenses will be paid by the Company.

Securities and Exchange Commission registration fee..  $   273.00
Public accountants' fees.............................    1,000.00
Legal fees and expenses..............................   16,000.00
Blue Sky fees and expenses...........................    1,000.00
Miscellaneous expenses...............................   17,727.00
                                                       ----------

               TOTAL.................................  $36,000.00

All of the above items except the registration fee are estimates.

Item 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

          Article 8 of the Company's Restated Certificate of Incorporation provides that a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for breach of the duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (the "DGCL"), or (iv) for any transaction for which a director derives an improper personal benefit. In addition,
Article 6 of the Company's Restated Certificate of Incorporation also provides that the Company shall indemnify, to the fullest extent permitted by Section 145 of the DGCL, all directors and officers whom the Company may indemnify pursuant thereto. A summary of the circumstances in which such indemnification is provided for is contained herein.

            In general, under Section 145 of the DGCL, any officer, director, employee or agent may be indemnified against expenses including attorneys' fees, fines, settlements or judgments which were actually and reasonably incurred in connection with a legal proceeding, other than one brought by or on behalf of the Company, to which he was a party as a result of such relationship, if he acted in good faith, and in a manner he reasonably believed to be in the Company's best interest and not unlawful. If the action is brought by or on behalf of the Company, the person to be indemnified must have acted in good faith and in a manner reasonably believed to have been in the Company's best interest, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the Company unless and only the extent that a court determines that despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity.

          No person seeking indemnification may be denied indemnification unless a majority of non-interested directors or the stockholders of the Company determine in good faith, or independent legal counsel for the Company opines in writing, that the standards for indemnification have not been met. A successful defense is deemed conclusive evidence of a person's right to be indemnified against expenses.

          The Company may advance funds to pay the expenses of any person involved in such action provided that the Company receive an undertaking that the person will repay the advanced funds in the event it is ultimately determined that he is not entitled to indemnification.

          Indemnification may also be granted pursuant to provisions of Bylaws which may be adopted in the future, pursuant to the terms of agreements which may be entered into in the future or pursuant to a vote of stockholders or disinterested directors. The statutory provisions cited above also grant the power to the Company to purchase and maintain insurance which protects its officers, directors, employees and agents against any liabilities incurred in connection with their services in such a position. Such an insurance policy has been obtained by the Company.

Item 16.  EXHIBITS.

          There are filed as a part of this Registration Statement the exhibits listed on the Exhibit Index attached hereto on page II-6.

Item 17.  UNDERTAKINGS.

          The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this Registration Statement:

              (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement;

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

          Provided, however, that the undertakings set forth in paragraphs (i) through (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 which reports are incorporated by reference in this Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the Securities being registered which remain at the termination of the offering.

          The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on November 14, 1995.



                                     CST ENTERTAINMENT, INC.


                                     By: /s/ Gerald Shefsky
                                        ----------------------------
                                        Gerald Shefsky
                                        Chairman of the Board


                                POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Stephen S. Strick, his true and lawful attorney-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue thereof.

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

     SIGNATURE                            TITLE                    DATE
     ---------                            -----                    ----

                                    Chairman of the Board
/s/ Gerald Shefsky                  and Director               November 14, 1995
-----------------------
Gerald Shefsky

                                    President, Chief
                                    Executive Officer and
                                    Director (Principal
                                    Executive and
/s/ Jonathan D. Shapiro             Financial Officer)         November 10, 1995
------------------------
Jonathan D. Shapiro


/s/ Huey Long                       Director                   November 10, 1995
------------------------
Huey Long


/s/ Stanton Rutledge                Chief Operating Officer    November 10, 1995
------------------------
Stanton Rutledge


/s/ Jeffrey M. Jacobs               Controller                 November 10, 1995
------------------------
Jeffrey M. Jacobs

                                  EXHIBIT INDEX


          The following exhibits are filed as part of this Form S-3 Registration Statement or are incorporated herein by reference.

EXHIBIT
NUMBERS             DESCRIPTION OF EXHIBIT
-------             ----------------------

   4.1 Restated Certificate of Incorporation of the Company, as amended, filed as Exhibit 3(a) in Item 14(D) of the Company's Annual Report on Form 10-K for the period ended June 30, 1995, is incorporated herein by reference.

   4.2 Bylaws of the Company, as amended, filed as Exhibit 3(b) to the Company's Registration Statement on Form S-18
               (Registration No. 2-98368-LA) filed on June 13, 1985, is incorporated herein by reference.

   5           Opinion of Stephen S. Strick, Esq.

  23.2         Consent of BDO Seidman.

  24 Power of Attorney (contained on the Signature Page filed with this Registration Statement).